UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

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BioLineRx Ltd.

(Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

BioLineRx Ltd. (the "Company") announced today it has entered into definitive agreements with healthcare-focused U.S. institutional investors to place an aggregate of approximately 5,245,000 American Depositary Shares ("ADSs"), at a purchase price of $2.86 per ADS, and warrants to purchase up to 2,622,500 additional ADSs at an exercise price of $3.57 per ADS. The offering is expected to raise a total of $15 million, with net proceeds of approximately $14.1 million, after deducting fees and expenses. Closing of the transaction is anticipated within three business days.

Copies of the press release announcing the transaction, the form of the Purchase Agreement and the Form of Warrant are attached hereto as Exhibits 99.1, 99.2 and 99.3 respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit 99.1	Press release dated February 15, 2012

Exhibit 99.2	Form of Purchase Agreement

Exhibit 99.3	Form of Warrant to purchase American Depositary Shares

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Date: February 15, 2012